August 24, 2006

Mail Stop 4561

Mr. Melvin S. Cook
Chairman and President
Holobeam, Inc.
217 First Street
P.O. Box 287
Ho-Ho-Kus, NJ 07423

Re: Holobeam, Inc.
        Form 10-K for the year ended September 30, 2005
        Form 10-Q for the quarter ended December 31, 2005
        File No. 0-03385

Dear Mr. Cook:

        We have reviewed your response letter dated July 20, 2006 and related
amendment and have the following additional comments. These comments require
amendment to the referenced filing previously filed with the Commission. In some of
our comments we ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended September 30, 2005

Financial Statements

Independent Accountant's Report, page 25

1. We continue to note that your accountant's report is not in compliance with Rule
    2-02 of Regulation S-X.

Item 9A - Controls and Procedures, page 47

2. In light of the fact that material weaknesses existed with respect to the recording of an additional minimum pension liability and the provision for income taxes, as previously requested, revise to disclose in reasonable detail the basis for your conclusion that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Certifications – Exhibit A

3. As previously requested, please revise to include the latest form of certification as last amended June 2003 and effective August 2003. See Item 601(b)(31) of Regulation S-K. Please note that the certifications must be signed by the principal executive and financial officers or persons performing similar functions as of the date of the filing. In addition, please file the certifications as exhibits to the periodic report and not within the body of the report.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief